

August 12, 2011

<u>Via Email</u>
Mr. Wallace Boyack
President
North Horizon, Inc.
2290 East 45000 South, Suite 130
Salt Lake City, UT 84117

> **Re: North Horizon, Inc.**
> **Schedule 14C**
> **Filed July 22, 2011**
> **File No. 000-52991**

Dear Mr. Boyack:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General Comment</u>

1.   We note your Information Statement covers actions taken by written consent of your majority shareholder and that those actions will be taken by the corporation in the future, consonant with Rule 14c-2(b). Given the nature of the actions to be taken, it is unclear why your Information Statement does not include Items 11, 13, and 14 to Schedule 14A, pursuant to Note A of that schedule. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director